UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

F45 Training Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.00005 per share

(Title and Class of Securities)

30322L101

(CUSIP Number)

Anthony Pasqua

Kennedy Lewis Management LP

111 W 33rd Street, Suite 1910

New York, NY 10120

(212) 782-3480

Daniel I. Fisher

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2022

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.6%
(14)	Type of Reporting Person (See Instructions): PN, IA

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: KLM GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.6%
(14)	Type of Reporting Person (See Instructions): OO, HC

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.6%
(14)	Type of Reporting Person (See Instructions): OO, HC

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Investment Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,109,759
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,109,759
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,109,759
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.2%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Investment Holdings II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 11,952,234
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 11,952,234
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,952,234
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.4%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,109,759
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,109,759
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,109,759
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.2%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,109,759
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,109,759
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,109,759
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.2%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund II LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 9,728,141
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 9,728,141
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,728,141
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.1%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis GP II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 9,728,141
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 9,728,141
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,728,141
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.1%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund III LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,224,093
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,224,093
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,224,093
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.3%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis GP III LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,224,093
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,224,093
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,224,093
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.3%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Darren Richman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.6%
(14)	Type of Reporting Person (See Instructions): IN, HC

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: David Chene
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.6%
(14)	Type of Reporting Person (See Instructions): IN, HC

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Kennedy Lewis Management LP (the “Adviser”), KLM GP LLC (“KLM”), Kennedy Lewis Investment Management LLC (“Kennedy Lewis Investment Management”), Kennedy Lewis Investment Holdings LLC (“Holdings I”), Kennedy Lewis Investment Holdings II LLC (“Holdings II”), Kennedy Lewis Capital Partners Master Fund LP (“Master Fund I”), Kennedy Lewis GP LLC (“Fund I GP”), Kennedy Lewis Capital Partners Master Fund II LP (“Master Fund II”), Kennedy Lewis GP II LLC (“Fund II GP”), Kennedy Lewis Capital Partners Master Fund III LP (“Master Fund III”), Kennedy Lewis GP III LLC (“Fund III GP”), Darren Richman and David Chene (collectively, the “Reporting Persons”) on August 31, 2022. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On September 30, 2022, the Adviser delivered a Non-Binding Proposal (the “Proposal”) to the Board of Directors of the Issuer (the “Board”) in respect of a potential offer by one or more funds advised by the Adviser to acquire all of the outstanding shares of Common Stock of the Issuer not already beneficially owned by the Adviser or other stockholders participating in the proposed transaction, at a price per share equal to $4.00 in cash (the “Transaction”). In the Proposal, the Adviser states that it believes that as a private company the Issuer would be in a stronger position to maximize its resources and realize strategic value that enhances its operations and supports its stakeholders. The Proposal states that it is conditioned on other large stockholders of the Issuer agreeing to roll their existing equity in connection with the proposed Transaction and asks the Board to provide its consent to permit the Adviser to engage with stockholders of the Issuer that contact the Adviser, as well as certain other stockholders of the Issuer and third parties regarding the Proposal, without the Adviser becoming an interested stockholder under Section 203 of the Delaware General Corporation Law.

The Proposal states that the Transaction would be conditioned on: (i) the Board establishing a special committee of disinterested and independent members (the “Special Committee”) to review the Proposal, to solicit and evaluate any other potential proposals, to negotiate the terms of the Transaction and to approve and recommend the Proposal to the Board, and (ii) that the definitive merger agreement governing the Transaction must be approved by the holders of a majority of shares of Common Stock not beneficially owned by the Adviser (and any other stockholders that are considered interested parties with respect to the Transaction), in addition to any other stockholder vote necessary to approve the Transaction. The Adviser states in the Proposal that it has the ability to finance the all-cash Proposal, and that the definitive transaction agreement will not include a financing condition. Further, the Adviser states in the Proposal that to the extent that the Issuer requires financing in the near term (including while the Board and/or Special Committee evaluates alternatives for the Issuer), the Adviser would be interested in providing such financing on competitive and mutually agreed upon terms.

The Adviser has not proposed any specific structure for the Transaction nor has it received any feedback from the Issuer. The Proposal is non-binding in nature, constitutes a preliminary inquiry and does not obligate in any way the Adviser, the Reporting Persons or the Issuer to negotiate or enter into a definitive agreement with respect to the Proposal.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal, which is filed as Exhibit 99.1, and is incorporated herein by reference.

Neither the Proposal nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 96,218,524 shares of Common Stock of the Issuer outstanding as of September 14, 2022, as reported in the Issuer’s Prospectus filed with the SEC on September 27, 2022.

The Funds delegated to the Adviser voting and investment power over the securities held by the Funds pursuant to an Investment Management Agreement with the Funds. As a result, each of the Adviser, KLM, as the general partner of the Adviser, Kennedy Lewis Investment Management, as the owner of KLM, and Messrs. Richman and Chene, as managing members and control persons of Kennedy Lewis Investment Management, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Funds. Each of the Funds may be deemed the beneficial owners of the Common Stock. Fund I GP, as general partner of Master Fund I and Holdings I, as managing member of Fund I GP, may be deemed beneficial owners of the Common Stock held by Master Fund I. Fund II GP, as general partner of Master Fund II and Holdings II, as managing member of Fund II GP, may be deemed beneficial owners of the Common Stock held by Master Fund II. Fund III GP, as general partner of Master Fund III and Holdings II, as managing member of Fund III GP, may be deemed beneficial owners of the Common Stock held by Master Fund III.

(c) There have been no transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Funds since the most recent filing of Schedule 13D.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Funds, investment management clients of the Adviser. The investors in the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Funds in accordance with their respective investment percentages in the Funds.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Non-Binding Proposal of Kennedy Lewis Management LP to the Board of Directors of F45 Training Holdings, Inc., dated September 30, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 30, 2022

KENNEDY LEWIS MANAGEMENT LP

By:	KLM GP LLC, its general partner

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KLM GP LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS INVESTMENT MANAGEMENT LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KENNEDY LEWIS INVESTMENT HOLDINGS LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS INVESTMENT HOLDINGS II LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND LP

By:	Kennedy Lewis GP LLC, its general partner
By:	Kennedy Lewis Investment Holdings LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP LLC

By:	Kennedy Lewis Investment Holdings LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND II LP

By:	Kennedy Lewis GP II LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP II LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND III LP

By:	Kennedy Lewis GP III LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP III LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

By:	/s/ Darren Richman

By:	/s/ David Chene